

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2021

Nelson Grist
President and Chief Executive Officer
Integrity Health Corporation
2375 East Camelback Rd.
Suite 600
Phoenix, AZ 85016

> **Re: Integrity Health Corporation**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed November 18, 2021**
> **File No. 024-11692**

Dear Mr. Grist:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed November 18, 2021

Cover Page of Offering Circular

1. We note your amended disclosure that "[t]he offering is for 5,000,000,000 shares of [y]our common stock . . . at an offering price of $0.0001 per share . . . ," and we reissue comment 1 in-part. To provide additional clarity to investors, please revise to also state the amount of shares being offered by your selling securityholder and the price for all the securities being offered.

Part III - Exhibits

2.   We note that in response to comment 3 you filed as Exhibit 99.1 the financial statements of Medical Aesthetic Solutions, LLC for the period from March 16, 2020 through December 31, 2020, which you have incorporated by reference to Exhibit 99.1 of the Form 8-K filed August 12, 2021. In connection therewith, please:
- Revise your discussion on page 25 of the offering circular to state that you have filed the <u>audited</u> financial statements of Medical Aesthetics Solutions, LLC (emphasis added), as your current disclosure states that such financial statements are unaudited.
- File the relevant auditor consent as an exhibit, as the filed financial statements are audited. Please refer to Item 17(11) of Part III of Form 1-A.
- Provide updated unaudited financial statements of Medical Aesthetic Solutions, LLC for the six months ended June 30, 2021. Please refer to section (b)(3)(B) of Part F/S of Form 1-A.

You may contact Brian Fetterolf at 202-551-6613 or Jennifer López-Molina at 202-551-3792 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Milan Saha, Esq.